Exhibit 99.48

NEO Exchange: NETZ

FSE: M2QA

NEWS RELEASE

CARBON STREAMING CLOSES

RIMBA RAYA STREAM AGREEMENT &

STRATEGIC ALLIANCE AGREEMENT

TORONTO, ONTARIO, August 5, 2021 – Carbon Streaming Corporation (NEO: NETZ) (FSE: M2QA) (“Carbon Streaming” or the “Company”) is pleased to confirm that it has closed the previously announced carbon credit streaming agreement with Infinite-EARTH Limited (“InfiniteEARTH”) and strategic alliance agreement with the InfiniteEARTH founders.

As detailed in the August 3, 2021 news release which can be found here: Carbon Streaming Corporation - News & Media, InfiniteEARTH is the developer of the Rimba Raya Biodiversity Reserve Project (the “Rimba Raya Project”), the industry’s flagship REDD+ (Reducing Emissions from Deforestation and forest Degradation) project. The Rimba Raya Project, for which InfiniteEARTH has exclusive carbon and marketing rights, is expected to create over 70 million credits throughout its remaining 20-year crediting period (approximately 3.5 million carbon credits per annum).

Carbon Streaming’s President and CEO Justin Cochrane affirmed, “We are delighted to have closed this transformational investment in the Rimba Raya Project with our strategic partners at InfiniteEARTH.” Mr. Cochrane continued, “we intend to act swiftly and at scale to bring exceptional carbon projects like Rimba Raya into the Company portfolio.”

More information about the Rimba Raya Project can be found here: https://rimba-raya.com/.

About InfiniteEARTH

InfiniteEARTH is a Hong Kong-based project development company that develops and manages conservation land banks and provides environmental offsets and corporate social responsibility (CSR) solutions to companies across the globe. The company was formed in 2008 with the goal of creating the Rimba Raya Project, a 64,500-hectare peat forest in Central Kalimantan, Indonesia. Rimba Raya is one of the world’s largest REDD+ projects. The project eradicates deforestation, promotes conservation of local wildlife and sells carbon credits based on the carbon rich forest which was previously gazetted for conversion to palm oil.

InfiniteEARTH’s projects focus on the preservation of endangered species habitat, High Conservation Value (HCV) and High Carbon Stock (HCS) Forests, and National Parks through the creation of social and physical buffer zones.

All projects are designed to meet the UN Sustainable Development Goals by funding sustainable development in rural communities through capacity building, transfer of low-impact technologies such as solar and fuel-efficient cookstoves, aquaponics, agro-forestry (“jungle crop”) models, and social benefits programs such as health care and early childhood education materials.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

If you would like to receive corporate updates via e-mail as soon as they are published, please subscribe here: https://www.carbonstreaming.com/contact/request-information/.

ON BEHALF OF THE COMPANY:

Justin Cochrane, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Investor inquiries can be directed to: investors@carbonstreaming.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, statements and figures with respect to the estimation of future carbon credit generation at the Rimba Raya Project; and the Company’s strategy going forward and the timing thereof) are forward-looking information. This forward- looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s AIF dated as of June 30, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.